MONTHLY REPORT - February, 2012
                             Global Macro Trust

                        STATEMENT OF INCOME AND EXPENSE



                                                    This Month    Year to Date

Income:
   Gain (loss) on trading of futures, forward
      and option contracts:
      Realized gain (loss) on closed contracts     $ (1,655,536)    (6,518,923)
   Change in unrealized gain (loss) on open          (7,322,536)   (19,422,948)
         contracts

   Net gain (loss) from U.S. Treasury
      obligations:
      Realized gain (loss) from U.S. Treasury            (6,945)        (6,945)
         obligations
      Change in unrealized gain (loss) from U.S.       (222,242)      (165,793)
         Treasury obligations
    Interest income                                      86,560        188,378
    Foreign exchange gain (loss) on margin deposits      80,397        248,581
                                                   ------------   ------------
Total: Income                                        (9,040,302)   (25,677,650)

Expenses:
   Brokerage commissions                              3,815,359      7,728,953
   Management fee                                        52,909        107,776
   20.0% New Trading Profit Share                             0              0
   Custody fees                                             380            491
   Administrative expense                               177,516        357,251
                                                   ------------   ------------
Total: Expenses                                       4,046,164      8,194,471

Net Income (Loss) - February, 2012             $    (13,086,466)   (33,872,121)

                  STATEMENT OF CHANGES IN NET ASSET VALUE

                                      Managing        Unit
                                       Owner         Holders          Total
Net Asset Value (633,455.158       $  9,429,173     716,702,027    726,131,200
   units) at January 31, 2012
Addition of 3,515.656 units on                0       4,065,536      4,065,536
   February 1, 2012
Redemption of (20,477.484) units              0     (22,963,689)   (22,963,689)
   on February 29, 2012*
Net Income (Loss) - February, 2012     (121,247)    (12,965,219)   (13,086,466)
                                   -------------   -------------   ------------

Net Asset Value at February 29,
2012 (616,675.365 units inclusive
of 182.035 additional units) 	   $   9,307,926    684,838,655    694,146,581
                 	           =============  =============  =============

		  GLOBAL MACRO TRUST FEBRUARY 2012 UPDATE

          February    Year to Date     Net Asset                    Net Asset
Series       ROR          ROR       Value per Unit      Units        Value
--------- ----------  ------------  --------------   -----------  -------------
Series 1   (1.84)%       (4.58)%      $   1,121.26   589,532.334  $ 661,016,979
Series 2   (1.47)%       (3.86)%      $   1,213.28       183.146  $     222,207
Series 3   (1.45)%       (3.82)%      $   1,218.75    25,789.947  $  31,431,613
Series 4   (1.29)%       (3.49)%      $   1,261.42     1,169.938  $   1,475,782


* Series 1 Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


To the best of my knowledge and belief,
the information contained herein is
accurate and complete.

   /s/ Harvey Beker
   Harvey Beker, Co-chief Executive Officer
   Millburn Ridgefield Corporation
   Managing Owner
   Global Macro Trust




			   Millburn Ridgefield Corporation
				411 West Putnam Avenue
				Suite 305 Greenwich
                                Connecticut 06830-6233



			          March 8, 2012


Dear Investor:

The Trust was unprofitable as losses from trading interest rate, currency, grain, and metal futures outweighed gains from trading energy and soft commodity futures. Trading of stock index futures was nearly flat.

Whether from a reduced need for safety because of an improving economic outlook, particularly in the US; or from an increased worry about inflation; or from a renewed concern about government debt levels; or from a reduced likelihood of QE3 from the Fed, interest rates rose and long positions in U.S., Australian and, to a lesser extent, British, and Canadian note and bond futures produced losses. A long position in Japanese bond futures was profitable particularly in the aftermath of Bank of Japan easing.

A long Japanese yen trade versus the dollar lost money and was reversed to a short trade after the yen weakened suddenly following a surprise expansionary move by the Bank of Japan which increased its asset purchase program by $130bn and set an inflation target for the first time. A short euro position against the dollar generated a loss when the euro strengthened after the newest Greek rescue package was finalized and approved by the German Parliament. Long dollar positions versus numerous emerging and developed market currencies also resulted in a small loss and positions were reduced. Meanwhile, non-dollar cross rate trading was marginally positive due to short euro trades versus the Norwegian and Swedish currencies.

Long positions in U.S. equity index futures were profitable as prices rose in response to the improving economic data emanating from America. These gains were largely offset, however, by losses from short positions in Japanese equity futures which were subsequently closed. Japanese equities' prices rose in the wake of the Bank of Japan easing moves. Elsewhere, equity trading was uneventful and positions remained small.

Energy trading was profitable as long positions in Brent crude, RBOB gasoline, heating oil and London gas oil benefitted from rising prices. Prices advanced in response to the turmoil surrounding Iran and some improvement in the economic outlook, particularly in the U.S. Trading of natural gas was also profitable.

In the agricultural sector, the loss from grain trading slightly offset the gains from trading soft commodities. Short coffee and cotton trades and a long sugar trade were profitable. Meanwhile short positions in the soybean complex were unprofitable.

Trading of both precious and industrial metals was marginally unprofitable.



					Very truly yours,

					Millburn Ridgefield Corporation
					 Harvey Beker, co-Chairman
					 George E. Crapple, co-Chairman